UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated February 29, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: February 29, 2012

BluePhoenix Solutions Reports Fourth Quarter 2011 Results

Q4 Revenues of $9.5 million, Non-GAAP EPS of $(0.35)

HERZLIYA, Israel — February 29, 2012 — BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced financial results for the fourth quarter of 2011. Revenues for the fourth quarter of 2011 were $9.5 million compared to $10.1 million in the previous quarter, and compared to $12 million in the fourth quarter of 2010.

Net loss on a non-GAAP basis for the fourth quarter of 2011 was $(2.2) million or $(0.35) per diluted share, compared to non-GAAP net income of $0.4 million or $0.06 per diluted share in the previous quarter, and compared to a non-GAAP net loss of $(0.3) million or $(0.06) per diluted share in the fourth quarter of 2010.

On a GAAP basis for the fourth quarter of 2011 the net loss was $(18.4) million or ($2.93) per diluted share, compared to net loss of $(3.2) million or ($0.51) per diluted share in the previous quarter, and compared to net loss of $(28) million or $(4.71) per share for the fourth quarter of 2010.

“In the year 2012, the company will focus on the Legacy Modernization business and prepare this sector to grow substantially in the year 2013 and onward” commented Shimon Barkama, CEO of BluePhoenix. We see a solid pipeline in the Legacy Modernization business and plan to invest our efforts in converting these opportunities into firm backlog.”

Non-GAAP Results (in thousands US$)	Q4/2011**	Q3/2011	Q4/2010
Sales	9,538	10,070	12,010
Operating profit	1,452	914	87
Net (Loss) Income	(2,166)	387	(335)
Earnings (Loss) per share, diluted*	$(0.35)	$0.06	$(0.06)

GAAP Results (in thousands US$)	Q4/2011**	Q3/2011	Q4/2010
Sales	9,538	10,070	12,010
Operating loss	****(14,510)	(2,710)	***(27,649)
Net loss	****(18,372)	(3,206)	***(27,948)
Loss per share, diluted*	$(2.93)	$(0.51)	$(4.71)

Notes:
*On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.

**The annual goodwill impairment test is currently under way. The company expects it will be completed before the filing of its Annual Report on Form 20-F. The impairment is based upon preliminary estimation made by the Company. Actual results may differ from the estimated amount in this press release and could affect the reported annual results.

***Including goodwill impairment recognized in 2010 annual report at the amount of $13.2 million.

**** Including preliminary estimation of goodwill impairment made by the company at the amount of $5.1million, and a write off of $14.8 million of goodwill related to the sale of AppBuilder.

The company negotiated a revised set of covenants with its banks which reflects its current level of operations. At the end of the reported period the company was compliant with its new covenants to the banks.

Since December 31, 2011, the company has experienced a decline in the amount of cash available to meet its current operating needs and to service it maturing obligations to its lenders. Active negotiations are proceeding to restructure the company's obligations to its lenders, to secure a line of credit to provide additional working capital and to obtain an infusion of capital in the near future. Management is optimistic that capital can be raised, additional working capital can be secured and the company's debt payments rescheduled, but there is no assurance of success in their efforts or as to the amount or terms of any equity infusion, working capital support or debt restructuring.

At present, following the completion of the sale of AppBuilder business, an amount of $3.8 million is held in escrow accounts to secure certain company obligations under the sale agreement.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Goodwill impairment
•	Stock-based compensation;
•	One time expenses related to cost saving plan and one time charges;
•	Revaluation of warrants and discount amortization; and
•	A Loss related to sale of a subsidiary and AppBuilder business.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

About BluePhoenix Solutions

BluePhoenix Solutions, Ltd. (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 11 offices in the USA, UK, Italy, Romania, Russia, Cyprus, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the inability to obtain a satisfactory equity infusion, working capital facility or debt restructuring; the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010*	2011	2010*
	Unaudited		Unaudited

Revenues	$9,538	$12,010	$39,525	$57,120

Cost of revenues	6,837	13,164	31,339	42,212

Gross profit	2,701	(1,154)	8,186	14,908

Research and development costs	794	1,238	4,216	6,692

Selling, general and administrative expenses	5,625	8,083	17,896	28,574

Loss on sale of subsidiary and Appbuilder **	5,682	3,989	5,682	3,989

Goodwill impairment **	5,110	13,185	5,110	13,185

Total operating expenses	17,211	26,495	32,904	52,440

Operating loss	(14,510)	(27,649)	(24,718)	(37,532)

Financial expenses, net	466	(361)	1,304	750

Loss before taxes	(14,976)	(28,010)	(26,022)	(38,282)

Taxes on income (benefit)	3,457	159	3,540	(133)

Net loss	(18,433)	(28,169)	(29,562)	(38,149)

Net income attributable to noncontrolling interests	(61)	(221)	(91)	(55)

Net loss attributable to BluePhoenix	$(18,372)	$(27,948)	$(29,471)	$(38,094)

Net loss per share:
Basic and diluted	$(2.93)	$(4.71)	$(4.79)	$(6.47)

Shares used in per share calculation:
Basic and diluted***	6,268	5,929	6,158	5,889

* Derived from audited financial statements
*** On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited		Unaudited

GAAP Gross Profit	$2,701	$(1,154)	$8,186	$14,908

Amortization of intangible assets	758	1,588	3,708	7,002
Expenses related to cost saving plan and one time charges	1,376	4,930	5,613	7,808
Non-GAAP gross profit	$4,835	$5,364	$17,507	$29,718

GAAP operating loss	$(14,510)	$(27,649)	$(24,718)	$(37,532)

Amortization of intangible assets	758	1,588	3,708	7,002
Expenses related to cost saving plan and one time charges	4,151	8,729	13,488	14,481
Stock-based compensation	261	245	1,208	1,506
Goodwill impairment	5,110	13,185	5,110	13,185
Loss on sale of subsidiary and Appbuilder	5,682	3,989	5,682	3,989
Non-GAAP operating income	$1,452	$87	$4,478	$2,631

GAAP Net loss attributable to BluePhoenix	$(18,372)	$(27,948)	$(29,471)	$(38,204)

Amortization of intangible assets	758	1,588	3,708	7,002
Expenses related to cost saving plan and one time charges	4,151	8,729	13,488	14,481
Stock-based compensation	261	245	1,208	1,506
Goodwill impairment	5,110	13,185	5,110	13,185
Loss on sale of subsidiary and Appbuilder	5,682	3,989	5,682	3,989
Revaluation of warrants and discount amortization	244	(123)	(45)	(1,574)

Non-GAAP Net income (loss) attributable to BluePhoenix	$(2,166)	$(335)	$(320)	$385

Shares used in diluted earnings per share calculation	6,268	5,929	6,158	5,934

Non - GAAP Diluted Earnings per share	$(0.35)	$(0.06)	$(0.05)	$0.06

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2011	2010*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$3,997	$12,295
Restricted cash	3,428	-
Trade accounts receivable, net	7,676	16,583
Other current assets	756	2,337

Total Current Assets	15,857	31,215

Non-Current Assets:

Long term receivables	-	445
Property and equipment, net	1,021	1,396
Goodwill**	17,141	36,969
Intangible assets and other, net	3,000	8,974

Total Non-Current Assets	21,162	47,784

TOTAL ASSETS	$37,019	$78,999

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$6,983	$14,363
Trade accounts payable	3,117	5,129
Deferred revenues	739	4,472
Other current liabilities	3,272	6,604

Total Current Liabilities	14,111	30,568

Non-Current Liabilities

Accrued severance pay, net	410	1,284
Loans from banks and others	3,945	266
Derivative liabilities - Warrants	53	839

Total Non-Current Liabilities	4,408	2,389

Total Equity	18,500	46,042

TOTAL LIABILITIES AND EQUITY	$37,019	$78,999

*	Derived from audited financial statements
**
Based upon preliminary estimation made by the Company. The goodwill valuation is currently underway by a third party appraisal. The Company expects that the valuation will be completed prior to the filing of its Annual Report on Form 20-F. Actual results may differ from the estimated amount in this press release.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010*	2011	2010*
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,433)	$(28,169)	$(29,562)	$(38,149)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	917	1,783	4,332	7,805
Goodwill impairment	5,110	13,185	5,110	13,185
Increase (decrease) in accrued severance pay, net	(154)	280	(874)	(24)
Stock–based compensation	261	245	1,208	1,506
Revaluation of warrants and discount amortization	243	(123)	(45)	(1,574)
Loss on sale of subsidiary and Appbuilder	5,682	3,989	5,682	3,989
Loss on sale of property and equipment	18	-	18	-
Deferred income taxes, net	3,006	63	2,992	(87)
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	-	79	-	104
Decrease (increase) in trade receivables	755	4,435	5,780	6,990
Decrease (increase) in other current assets	1,363	419	1,029	442
Increase (decrease) in trade payables	(638)	974	(2,009)	(858)
Increase (decrease) in other current liabilities and deferred revenues	(215)	1,742	(2,050)	(945)

Net cash used in operating activities	(2,085)	(1,098)	(8,389)	(7,616)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(140)	(74)	(301)	(358)
Proceeds from sale of property and equipment	-	-	32	-
Proceeds from sale of marketable securities	-	43	-	107
Additional consideration of previously acquired subsidiaries and activities	-	-	(1,163)	(1,925)
Proceeds from sale of subsidiary and Appbuilder	8,586	1,234	8,586	1,234
Restricted cash	(3,428)	-	(3,428)	-
Investment in newly-consolidated activity	-	-	-	(702)

Net cash (provided by) used in investing activities	5,018	1,203	3,726	(1,644)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt (repayment) short term bank credit, net	(1,000)	(886)	(2,156)	3,420
Repayment of long-term loans	-	(1,353)	1,002	(5,100)
Receipt of long term loans	(926)	-	(2,264)	1,000
Dividend paid to noncontrolling interest	-	-	(217)	(93)

Net cash used in financing activities	(1,926)	(2,239)	(3,635)	(773)

TOTAL NET DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS	1,007	(2,134)	(8,298)	(10,033)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,990	14,429	12,295	22,328
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,997	$12,295	$3,997	$12,295

* Derived from audited financial statements.